James J. Rhyu
Executive Vice President & Chief Financial Officer

K12 Inc.
2300 Corporate Park Drive	Phone: 703-483-7644
Suite 200	Fax: 703-483-4563
Herndon, Virginia 20171	E-mail: jrhyu@k12.com

March 11, 2015

VIA EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                        K12 Inc.

Form 10-K for the Fiscal Year Ended June 30, 3014

Filed August 15, 2014

Response dated March 6, 2015

File No. 001-33883

Dear Mr. Spirgel:

In connection with the Company’s response letter dated March 6, 2015, to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 25, 2015, with respect to the above-referenced annual report on Form 10-K, the Company acknowledges that:

•                                         the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•                                         the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                                         the Company may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

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Please feel free to contact me at (703) 483-7644 or Howard D. Polsky, General Counsel and Secretary of K12 Inc., at (703) 483-7158 if you have any questions regarding our response above.

Very truly yours,

/s/ James J. Rhyu
James J. Rhyu
Executive Vice President and
Chief Financial Officer

cc:                              Howard D. Polsky

William P. O’Neill, Latham & Watkins LLP